Exhibit 99.9

CONSENT OF QUALIFIED PERSON (JAMES DENDLE)

I hereby consent to the inclusion of information related to the scientific and technical disclosure approved by me that is included in or incorporated by reference into the Annual Information Form for the year ended December 31, 2022 (the “AIF”) and the related annual report on Form 40-F (the “40-F”) of Triple Flag Precious Metals Corp.  I further consent to the use of and references to my name in connection therewith.

I also hereby consent to the incorporation by reference of the foregoing information contained in the AIF and 40-F, and the use of and references to my name in connection therewith, into Triple Flag Precious Metals Corp.’s Registration Statements on Form F-10 (Registration No. 333-266940) and Form S-8 (Registration No. 333-267209).

/s/ James Dendle
Name:	James Dendle
Title:	Senior Vice President, Corporate Development

March 30, 2023.